Timothy J. Simpson
Executive Vice President
And General Counsel
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
Tel 973.882.7308
Fax 973.882.7357
Email tsimpson@covantaholding.com

October 29, 2008
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 1-06732
Dear Mr. Owings:
     As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated September 24, 2008 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. This letter supersedes my initial response letter dated October 2, 2008. To facilitate your review, your comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2007 Item 9A.
Disclosure Controls and Procedures, page 129
1. We note your statement that your management, “...believes that our disclosure controls and procedures are effective to provide such reasonable assurance.” Please revise this section to state the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures. Please see Item 307 of Regulation S-K.
     Response:
     In the Company’s future filings and provided that the CEO and CFO reach a conclusion similar to that reached with respect to the effectiveness of the Company’s disclosure controls and procedures for the year ended December 31, 2007, the Company will revise the sentence in the second paragraph of Item 9A. Disclosure Controls and Procedures to read as follows:
“Our Chief Executive Officer and Chief Financial Officer have concluded that, based on their review, our disclosure controls and procedures are effective to provide such reasonable assurance.”

October 29, 2008

2. We note your statement that there can be, “. . . no assurance that any design will succeed in achieving its stated goals under all potential future conditions.” Please revise this section to remove the term “no assurance” and to make the statement consistent with your previous statements that your disclosure controls and procedures are designed to provide reasonable assurance that they will meet their objectives.
     In the Company’s future filings, the Company will revise the statement that “The design of any systems of controls also is based in part upon assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions” in the third paragraph of Item 9A to state as follows:
While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions.
* * * * *
     The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information with respect to the matters addressed above, please do not hesitate to call.

Sincerely,

/s/ Timothy J. Simpson

Timothy J. Simpson

cc:	Ramin M. Olson, SEC Anthony J. Orlando